UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

(CUSIP Number)

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

(650) 470-4533

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 60935Y208

1	NAME OF REPORTING PERSONS
Ripple Labs Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,215,495

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
7,215,495

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,215,495

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%

14	TYPE OF REPORTING PERSON
CO

Introductory Note

This filing (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D originally filed by Ripple Labs Inc. (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on June 27, 2019 (the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”) of MoneyGram International, Inc., a Delaware corporation (the “Issuer”), as previously amended by Amendment No. 1 filed with the SEC on November 26, 2019. Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D as previously amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D as previously amended. When disclosure made in one Item in the Original Schedule 13D as previously amended was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Original Schedule 13D as previously amended.

Item 2.	Name of Person Filing.

Item 2 is hereby amended and supplemented as follows:

Schedule A to the Schedule 13D is amended and restated in its entirety as set forth as Schedule A hereto.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On November 25, 2020, the Reporting Person entered into an agreement (the “Plan”) with a financial institution (the “Financial Institution”), pursuant to which the Financial Institution is authorized to sell up to 4,000,000 shares of Common Stock (the ”Maximum Amount”) on behalf of the Reporting Person in a manner intended to qualify for the affirmative defense provided by Rule 10b5-1(c). Generally, the Plan shall expire upon the earliest of March 31, 2021, the time at which the Maximum Amount shall have been sold, or the occurrence of certain other customary events affecting the Issuer.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended and supplemented as follows:

(a), (b) The Reporting Person holds and has sole voting and investment power with respect to 6,237,523 shares of Common Stock. Additionally, the Reporting Person holds the Initial Warrant and the Additional Warrant, which the Reporting Person may exercise, in whole or in part, for up to an additional 5,957,600 shares of Common Stock if (A) such exercise would not result in the Reporting Person beneficially owning 9.95% or more of the Issuer’s voting securities or (B) certain regulatory approvals required for the Reporting Person to acquire such Common Stock have been obtained as of such time. Giving effect to such limitations, and on the basis of the 72,517,539 Shares outstanding as of October 29, 2020, as reported by the Issuer in its Form 10-Q for the period ended September 30, 2020, filed by the Issuer on October 30, 2020, the Reporting Person may exercise the Initial Warrant and the Additional Warrant for up to 977,972 shares of Common Stock, over which the Reporting Person would exercise sole voting and investment power. Accordingly, the Reporting Person may be deemed to beneficially own 7,215,495 Shares, representing 9.95% of the Shares outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The disclosure set forth in Item 4 of this Amendment regarding the Plan is incorporated herein by reference.

Based on disclosure made by the Issuer in its Form 8-K filed on March 23, 2020, the Reporting Person believes that its rights under The THL Letter Agreement terminated on or before December 9, 2019.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2020

RIPPLE LABS INC.

By:	/s/ Eric van Miltenburg
Name:	Eric van Miltenburg
Title:	Chief Business Officer and Interim Chief Financial Officer

Schedule A

Name	Business Address	Principal Occupation	Officer/Director	Citizenship
Bradley Garlinghouse	315 Montgomery Street, Floor 2, San Francisco, CA 94104	CEO, Ripple Labs Inc.	Officer and Director	United States
Eric van Miltenburg	315 Montgomery Street, Floor 2, San Francisco, CA 94104	Chief Business Officer and Interim CFO, Ripple Labs Inc.	Officer	United States
Stuart Alderoty	315 Montgomery Street, Floor 2, San Francisco, CA 94104	General Counsel, Ripple Labs Inc.	Officer	United States
Christian Larsen	c/o Ripple Labs Inc. 315 Montgomery Street, Floor 2, San Francisco, CA 94104	Executive Chairman of the Board of Directors of Ripple Labs Inc.	Director	United States
Susan Athey	655 Knight Way, Stanford, CA 94305 Mail Code: 4800	Professor of Economics, Stanford Graduate School of Business	Director	United States
Benjamin Lawsky	35 East 62nd St. New York, NY 10065	CEO, The Lawsky Group	Director	United States
Anja Manuel	RiceHadleyGates LLC c/o OMM 2765 Sand Hill Road Menlo Park, CA 94025	Partner, RiceHadleyGates, LLC	Director	United States
Yoshitaka Kitao	19F, Izumi Garden Tower 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6019, Japan	President and CEO, SBI Holdings Inc.	Director	Japan
Gene Sperling	c/o Ripple Labs Inc. 315 Montgomery Street, Floor 2, San Francisco, CA 94104	President, Sperling Economic Strategies	Director	United States
Craig Phillips	c/o Ripple Labs Inc. 315 Montgomery Street, Floor 2, San Francisco, CA 94104	Consultant	Director	United States